AM 3-24-2005 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05041411

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2004 (MM/DD/YY) AND ENDING December 31,2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortis Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Proios (212)418-8796
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 3rd Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2005
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oleh Wlasenko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortis Securities LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

JOSEPH A. FRANZESE
Notary Public, State of New York
No. 43-4835970
Qualified In Richmond County
Commission Expires June 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flow.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal control required by Securities and Exchange Commission's Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTIS SECURITIES LLC
(A Wholly Owned Subsidiary of FSI Holdings Inc.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Fortis Securities LLC:

We have audited the accompanying statement of financial condition of Fortis Securities LLC (the Company), a wholly owned subsidiary of Fortis Capital Corp. as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fortis Securities LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 26, 2005

FORTIS SECURITIES LLC
(A Wholly Owned Subsidiary of FSI Holdings Inc.)

Statement of Financial Condition

(In thousands)

December 31, 2004

Assets		
Cash and cash equivalents	$	11,424
Cash and securities segregated under federal and other regulations		32,738
Securities purchased under agreements to resell		25,970,768
Securities borrowed		8,288,086
Deposits with clearing organizations		2,887
Receivable from broker-dealers and clearing organizations		603,415
Securities owned, at market value		758,310
Interest and dividends receivable		172,701
Other assets		32,918
Total assets	$	35,873,247
Liabilities and Member's Capital		
Liabilities:		
Short term borrowings	$	1,181,564
Debt securities		25,488,024
Securities loaned		7,977,358
Payable to broker-dealers and clearing organizations		558,645
Securities sold, not yet purchased, at market value		38,968
Interest and dividends payable		131,004
Other liabilities		97,388
Total liabilities		35,472,951
Member's capital:		
Paid-in capital		375,150
Retained earnings		25,146
Total member's capital		400,296
Total liabilities and member's capital	$	35,873,247

See accompanying notes to financial statement.

FORTIS SECURITIES LLC
(A Wholly Owned Subsidiary of FSI Holdings Inc.)

Notes to Statement of Financial Condition

December 31, 2004

(1) Organization

Fortis Securities LLC (the Company), formerly known as Fortis Investment Services LLC, is a wholly owned subsidiary of FSI Holdings Inc. (the Parent), which is a wholly owned subsidiary of Fortis Capital Corp (FCC). The Parent was a wholly owned subsidiary of Fortis Financial Services LLC (FFS) prior to April 1, 2004. FCC is a wholly owned subsidiary of Fortis Bank S.A./N.V.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company is engaged in various propriety activities, including trading fixed income securities and securities lending activities. Additionally, the Company provides clearing and brokerage service to various clients.

(2) Significant Accounting Policies

(a) *Basis of Presentation*

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) *Cash and Cash Equivalents*

The Company defines cash equivalents to be highly liquid investments, with original maturities of less than ninety days, which may include federal funds sold on an overnight basis.

(c) *Income Taxes*

Current tax consequences of all transactions that have been recognized in the financial statements are reflected at currently enacted income tax rates.

(d) *Collateralized Transactions*

(i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Purchases of securities under agreements to resell (reverse repurchase agreements) and sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts on a trade date basis. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty.

Reverse repurchased agreements are reported net by counterparty, when applicable, pursuant to the provisions of Financial Accounting Standards Board (FASB) Interpretation 41, *Offsetting of Amounts Related to Certain Reverse Repurchase and Repurchase Agreements.*

(ii) Securities Borrowed and Loaned Transactions

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions. These transactions are recorded on a trade date basis at the contracted amount (the amount of cash or other collateral advanced or received) and involve the receipt or delivery of equity and debt securities.

Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender in excess of the market value of the securities borrowed. With respect to securities loaned, the Company receives cash or other collateral in an amount generally in excess of the market value of the securities loaned.

(iii) Non-Cash Collateral

At December 31, 2004, the Company had pledged securities with a fair value of $29,250,000 as collateral for securities borrowed transactions. The securities pledged, which were received under securities lending and reverse repurchase agreements, are permitted by contract to be sold or repledged. The Company also received securities as collateral for securities loaned transactions with a fair value of $29,250,000. Both the securities pledged and securities received as collateral are reported and included in other assets and other liabilities, respectively, in the statement of financial condition. The noncash collateral transactions are recorded in accordance with FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.*

(e) Fair Value of Financial Instruments

FASB Statement No. 107, *Disclosure about Fair Value Instruments*, requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practical to estimate that value. At December 31, 2004, the fair value of the Company's financial instruments was not materially different from their respective carrying value.

(f) Securities Transactions

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. The Company's proprietary securities transactions are recorded on a trade-date basis, as if they settled. Unrealized gains and losses on proprietary securities are reflected in other revenue in the statement of income. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis in the statement of financial condition. At December 31,

2004, such transactions are included in other liabilities in the statement of financial condition in the amount of $52,705,000.

(3) Receivable From and Payable To Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004, consist of the following (in thousands):

		Receivable	Payable
Securities failed-to-deliver/receive	$	597,996	546,814
Receivable/payable to broker-dealers		5,419	6,974
Receivable/payable to clearing organizations		—	4,856
	$	603,415	558,644

(4) Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at estimated fair value, are as follows (in thousands):

		Owned	Sold
Other debt securities	$	719,342	—
Equity securities		38,968	38,968
	$	758,310	38,968

(5) Related Party Transactions

The Company has several transactions with its affiliates. These transactions, and the effect thereof on the accompanying statement of financial condition, may not necessarily be indicative of the effect that might have resulted from dealings with nonaffiliated parties.

At December 31, 2004, the Company reported a balance due to FCC of $1,133,000 and to FFS of $1,272,000, both of which are included in other liabilities in the statement of financial condition, for services received and for expenses paid on behalf of the Company. Additionally, included in other assets and other liabilities are receivables from and payables to affiliates of $229,000 and $706,000, respectively. Interest and dividends receivable and payable in the statement of financial condition includes receivables from and payables to affiliates of $2,665,000 and $7,020,000, respectively.

The Company enters into several transactions with its affiliates through securities lending, financing and clearing activities. At December 31, 2004, the Company reported securities borrowed and loaned positions with an affiliate in the amount of $309,026,000 and $6,081,412,000, respectively. These balances are included in securities borrowed and securities loaned in the statement of financial condition. The Company also reported reverse repurchase and repurchase agreements with affiliates in the amount of $1,681,000,000 and $341,000,000, respectively. These are reflected in securities purchased under

(Continued)

agreements to resell and securities sold under agreements to repurchase in the statement of financial condition.

(6) Short-Term Borrowings

At December 31, 2004, the Company had borrowings totaling $1,181,564,000. Included in this amount are unsecured loans with affiliates of $1,176,100,000. The residual balance is secured by Company's collateral.

(7) Capital and Subordinated Borrowings

In March 2004, the Parent contributed an additional $325,000,000 to member's capital.

In April 2004, with the NASD's approval, a secured demand note in the amount of $100,000,000 was prepaid prior to the scheduled maturity date.

The Company has entered into a revolving subordinated loan agreement (the agreement) with Fortis Bank S.A./N.V. in the amount of $225,000,000. The NASD has approved the agreement, thus making it available in computing net capital pursuant to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The agreement bears a market rate of interest on the amount drawn. The effective date of the agreement is May 24, 2004 and the scheduled maturity date is April 30, 2007. There were no amounts drawn under the agreement as of December 31, 2004.

(8) Employee Benefit Plans

The Company participates in the Fortis Americas 401(k) Plan (the Plan). As defined in the Plan, any employee who has completed 6 months of service and has reached the age of 21 is eligible to fully participate in the Plan and can contribute between 1% and 20% of their eligible compensation. The Company will match 100% those contributions up to 4% of eligible compensation. The Company also provides a profit sharing contribution to all eligible employees even if the employee does not contribute to the Plan that is equal to 2% of their eligible compensation. The employee and employer contributions are subject to certain limitations as defined in the Plan as well as federal tax law.

(9) Regulatory Requirements

The Company is subject to the SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, the Company had net capital of $282,984,000, which was $282,734,000 in excess of required net capital of $250,000.

(Continued)

The Company is also subject to the U.S. Securities and Exchange Commission Customer Protection Rule (SEC Rule 15c3-3), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2004, the Company had qualified securities in the amount of $32,738,000 segregated in a special reserve bank account. This amount is comprised of $23,771,000 segregated for the exclusive benefit of customers and $8,967,000 segregated for the proprietary accounts of introducing brokers.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5

The Board of Directors of
Fortis Securities LLC:

In planning and performing our audit of the financial statements of Fortis Securities LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company have responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2005